Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(in millions, except ratios)

	Six Months Ended June 30,		For the Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Income (loss) before provision for income taxes	$39.6	$97.1	$177.5	$216.0	$179.7	$66.7	$(61.9)
Add:
Fixed charges	7.1	11.9	23.7	24.8	25.1	28.4	26.7
Total earnings	$46.7	$109.0	$201.2	$240.8	$204.8	$95.1	$(35.2)
Fixed charges:
Interest expense	$4.9	$9.5	$19.0	$19.9	$20.2	$23.7	$22.1
Rental interest factor	2.2	2.4	4.7	4.9	4.9	4.7	4.6
Total fixed charges	$7.1	$11.9	$23.7	$24.8	$25.1	$28.4	$26.7
Ratio of earnings to fixed charges	6.6:1	9.2:1	8.5:1	9.7:1	8.2:1	3.3:1	(a)

(a)	The coverage deficiency for the year ended December 31, 2011 is $61.9 million.